1(212) 318-6053

keithpisani@paulhastings.com

February 13, 2013	72178.00001

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Attention:	David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

Re:	Centerline Holding Company
Amendment No. 1 to Schedule 13E-3
Filed on January 18, 2013
File No. 005-83472

Ladies and Gentlemen:

On behalf of our client, Centerline Holding Company (“Centerline”), we hereby submit Amendment No. 2 (the “Amendment”) to the Transaction Statement on Schedule 13E-3 originally filed with the Securities and Exchange Commission (the “Commission”) on December 28, 2012 (“Original Schedule 13E-3”) as amended by Amendment No. 1 to the Original 13E-3 filed with the Commission on January 18, 2013 (“Amendment No. 1”). We have included a revised version of the Disclosure Statement as Exhibit (a)(3) to the Amendment (the “Disclosure Statement”). The Disclosure Statement has been marked to reflect the changes made to the Disclosure Statement filed with Amendment No. 1.

The Amendment is being filed in response to comments from the staff of the Division of Corporation Finance (the “Staff”) conveyed by letter dated January 23, 2013 with respect to Amendment No. 1 (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which we have copied below in italics for your convenience. Page references in the text of Centerline’s responses correspond to the page numbers of the Disclosure Statement.

Background of the Transaction, page 9

1.	As requested in prior comment 4, please provide more detail regarding the meetings on February 27, 2012 and thereafter, in which the board of directors discussed and approved the transaction. For instance, please identify the representatives who were present and specify the information presented. We note in particular that you do not disclose the projected cost savings, the amount of cash that would be expended to cash-out fractional shares assuming various historical volume weighted average trading prices, and the various historical volume weighted average trading price calculations for the trading days preceding December 28, 2012. This comment applies particularly to the meetings on February 27, 2012 and January 17, 2013.

With respect to the February 27, 2012 meeting of the board of trustees, Centerline has revised the disclosure on pages 9 and 10 in response to the Staff’s comment. With respect to the January 17, 2013 meeting of the board of trustees (the “January 2013 Board Meeting”), Centerline has added disclosure on page 10 regarding the estimated amounts of cash necessary to cash-out fractional shares in the Transaction and has provided an additional cross-reference in response to the Staff’s comment. Centerline has also added disclosure on page 11 regarding the information presented by representatives of Paul Hastings at the January 2013 Board Meeting. Rothschild was not asked to and did not provide a presentation concerning the going private transaction at the January 2013 Board Meeting.

United States Securities and Exchange Commission

February 13, 2013

Certain Information Relating to Andrew L. Farkas, page 38

2.	Please include the state or other place of organization of Island Capital, and make the statements set forth in It4em 1003(c)(3) and (4) specifically with respect to that entity.

Centerline has revised the disclosure on page 40 in response to the Staff’s comments.

* * *

Please do not hesitate to contact the undersigned or Michael L. Zuppone (212-318-6906) if you require any additional information or if it would advance your review of the Amendment.

Sincerely,

/s/ Keith D. Pisani

Keith D. Pisani
for Paul Hastings LLP